Mail Stop 6010
Via Facsimile and U.S. Mail

August 4, 2006

Mr. Jeffrey L. Radke
President and Chief Executive Officer
PXRE Group Ltd.
P.O. Box HM 1282
Hamilton HM FX
Bermuda

       Re: PXRE Group Ltd.
         Form 10-K for fiscal year ended December 31, 2005
         File No. 1-15259

Dear Mr. Radke:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 53

1.   One of the principal objectives of MD&A is to provide information about the potential variability of a company's earnings and cash flows. You state that due to ratings downgrades clients, representing 33% of your in force business at January 1, 2006 (65% as of May 5, 2006), have cancelled their insurance coverage and that the related impact on your financial condition and future prospects could be "materially adverse." However, it appears you provide no quantification of the expected impact of these events on your future prospects. Please provide us an expanded discussion and analysis in disclosure-type format that explains and quantifies the implications and significance of these events on your future operating results, liquidity and financial condition. Also, provide expanded discussion and quantification in disclosure-type format of the key assumptions

you used to determine that $1.1 billion of new liquidity was necessary to fund continuing cancellations and losses arising from the 2005 Hurricanes.

Critical Accounting Policy Disclosures

Estimation of Loss and Loss Expenses, page 60

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

2.   In projecting ultimate losses, you rely principally on the Bornheutter-Ferguson method for immature accident years and on "loss development approaches" for more mature accident years. Describe more specifically the methodologies used to determine your ultimate liability. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Please provide an expanded discussion of your reserve methodologies to include the following information.

- Quantify the case and IBNR reserve amounts for each period presented.
- Explain more specifically how you distinguish between immature and mature accident years.
- Describe more specifically the types of "loss development approaches" utilized for mature accident years and the relative importance and manner in which you use clients' reported loss information, Company experience data and industry event specific historical reporting patterns in making these estimates.
- Discuss the unique loss development characteristics associated with recent catastrophe events and related key assumptions utilized in your estimate of ultimate losses.
- Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.

- Discuss judgmental techniques utilized when statistical data is insufficient or unavailable. In particular, provide an expanded discussion and quantification in disclosure-type format of how you provided for the "extremely complex and unique causation and coverage issues" associated with the 2005 Hurricanes in estimating your loss reserves at December 31, 2005.
- If you have added an incremental provision to the reserve for losses and loss expenses determined by your actuaries, quantify the incremental provision, describe the method used to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why you believe it is necessary.
- Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis

3. You indicate that given your dependence on clients for loss development data and the limited information available in the immediate wake of a catastrophe event, your ultimate losses can differ significantly from initial projections. Please provide expanded discussion and quantification of the historical and expected magnitude and duration of this variability, utilizing your experience and industry data from recent catastrophic events. In addition, describe how you provide for these data limitations in your reserve estimation process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic. Also, tell us the following information.

- You experience "significant development from initial loss estimates in the immediate wake of a catastrophe event due to the limited information available to us as a reinsurer and retrocessionaire regarding actual underlying losses." Explain and quantify how you consider these data limitations in determining the overall adequacy of your loss reserves.
- Describe your methods for validating reserve adequacy, including the completeness of data received from cedants and your use of internally generated or industry-level historical loss information.

4. You update reserve assumptions "on an ongoing basis as new information becomes available to minimize adverse development." Please describe and quantify those key assumptions that materially affect your estimate of the reserve for losses and loss expenses. In addition please disclose the following:

- For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
- Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence but are inconsistent with historical

> loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.
>
> - Explain and quantify the key assumptions implicit in the development of the probabilistic risk limit of $683 million for 2005 and compare these assumptions to actual results as reflected in Hurricane Katrina losses of $771 million and the related $88 million negative variance. Provide corresponding experience analyses from other hurricanes in 2005 and 2004.
> - Discuss the purpose of this single event probabilistic risk limit so that investors can better understand its relationship to 2005 net premiums earned and aggregate losses related to Hurricanes Katrina, Rita and Wilma.

5.   We note your disclosure of a "range of reasonable net loss reserves" at December 31, 2005. However, this presentation does not appear to adequately show investors the "reasonably likely" variability in your most recent estimate of losses and loss expenses. Please present a tabular quantification in disclosure-type format of the impact that "reasonably likely" changes in such key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios identified are "reasonably likely." Explain the relationship between these assumptions and those used to develop your probabilistic risk limit.

6.   You disclose that you have exhausted all retrocessional coverage with respect to Hurricane Katrina and that you sponsored two catastrophe bond transactions in fourth quarter 2005 that will provide reinsurance protection over the next five years. Please provide expanded discussion and quantification of the changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Estimation and Recognition of Assumed and Ceded Premiums, page 66

7.   You record reinstatement and additional premiums for both assumed and ceded business, which appear to be material to your operating results. Reinstatement premiums are estimated based on "contract terms for reported losses and estimated for incurred but not reported losses" and additional premiums are estimated based on "loss experience under the contracts" and "earned following the loss event after considering remaining coverage." Your disclosure does not appear to provide investors with an adequate understanding of the uncertainties in applying your critical accounting policy for assumed and ceded premiums and the likelihood that materially different amounts would be reported under different

conditions or using different assumptions. Please provide us information in disclosure-type format about the uncertainties in applying this accounting policy, the historical accuracy of this critical accounting estimate, a quantification of its sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Also, provide the following information related to these premium estimates in disclosure type format.

- Describe more specifically the terms of your assumed and ceded reinsurance contracts that allow reinstatement and additional premiums, including related triggering events or loss thresholds.
- Separately quantify reinstatement and additional premiums for each period presented.
- Separately quantify the reinstatement premiums attributed to your case reserves and IBNR for each period presented.
- You indicate that due to limited information available in the immediate wake of a catastrophe event and your dependence on clients for loss development data, actual results can differ significantly from your initial projections. Describe how these factors affect your ability to accurately estimate reinstatement and additional premiums and quantify the magnitude of related changes in prior period estimates.
- Explain your basis for recognizing the entire amount of reinstatement premium at the time the associated loss event occurs, while recognizing the original premium over the remaining exposure period of the contract. Reference the appropriate authoritative accounting literature in your response.
- Provide a more specific explanation of your basis for recognizing additional premiums. In particular, describe the specific factors that you consider in evaluating the "remaining coverage" and the resulting pattern for premium recognition "following the loss event."

8.   Various reinsurance contracts were commuted in 2004 and 2005. Please describe in disclosure-type format your accounting for these transactions and quantify the related impact on operating results for each period presented.

Financial Condition

Liquidity, page 85

9.   You sponsored two catastrophe bond transactions with Cayman Island reinsurance companies that closed in the fourth quarter of 2005. While you determined these entities to be variable interest entities, you concluded that you were not the primary beneficiary. Also, while the two transactions appeared to have similarities in structure, you appear not to account for them in a consistent manner. You state that the transaction with A&W II is accounted for as a derivative but appear to be silent regarding your accounting for the transaction with A&W I. Please provide us an expanded discussion and quantification supporting your accounting for these transactions, including how you determined

fair value related to the transaction with A&W II. Reference the appropriate authoritative accounting literature in your response.

*　*　*　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant